Exhibit 99.1
Testimonial of Dr. Joseph Harding

Testimonial in support of Dr. Leen Kawas by Joseph W Harding
The Purpose:
The purpose of this testimonial is to both rebut claims that question Leen’s integrity and to provide context and clarity regarding to events that are the basis of these claims. Similarly, I wish to counter the notion that that Leen was somehow not integral to the formation and success of Athira and that her role as CEO has been anything less that exemplary.
Topics to be Covered:
This testimonial will be divided into four parts.
1)	A description of who I am and why I am qualified to speak about Leen’s personal and leadership qualities.
2)	A discussion of events surrounding the pictures of Western (Immino) blots that were embellished by Leen in several papers focusing on:
a)	What a Western blot is; how it is generated; and how quantitative data is derived from the raw blots
b)	The timing of discovery and disclosure
c)	My understanding regarding the motivation for these embellishments
d)	The relevance of the embellishments to the scientific conclusions of the papers
e)	The relevance of these embellishments to current direction of Athira’s clinical programs
3)	A recounting of Leen’s essential role as the creator of Athira and the architect of all of Athira’s drug development successes
4)	A conclusion where I will state my perception of Leen’s dismissal as the CEO of Athira and the impact it has and will have on Athira’s future

Who am I:
I am Joe Harding, a co-founder of M3 Biotechnology/Athira, a director until August 2020, and Leen’s PhD thesis advisor. I am also a recently retired emeritus professor of neuroscience, physiology, biochemistry, pharmacology, and psychology at Washington State University (“WSU”).  I joined the faculty at WSU in 1976. I graduated from Allegheny College in 1970 with a degree in chemistry.  I earned a PhD in chemistry from the University of Delaware in 1974 (awarded 1975) and completed my postdoctoral training in neurochemistry at the Roche Institute of Molecular Biology.  I have published more than 200 peer reviewed papers, reviews, and book chapters.  My research focuses on the areas of neurodegenerative disease and cognitive function, cancer, and wound repair.  My laboratory is dedicated to the development of small molecule therapeutics that target growth factors for the purpose of favorably impacting outcome in the above-mentioned diseases or processes. In fact, 100% of technology being currently developed at Athira came directly from 30 years of research from my laboratory and that of John (Jay) Wright, a second M3 Biotechnology/Athira founder.
I met Leen well over a decade ago when she was a student in a graduate literature-based Cell Physiology course at WSU.  By the second class it was clear that Leen was a special talent. Her ability to integrate information, see right through the details to the core concepts and conclusions, and formulate testable hypotheses and incisive experimentation was breathtaking. I knew at that moment that I wanted her as a student in my group and, fortunately for me, she agreed to join with me as her thesis advisor.  I was not disappointed and as time went on, I found her to be the most talented student I have ever worked with. For perspective, I have taught more than 4000 veterinary medical and graduate students and directly mentored hundreds in my 45 years at WSU.
The Embellished Pictures of Western Blots:
Western blot methodology and data interpretation
Before the reader of this testimonial can fully understand the scientific significance of the blot picture embellishments made by Leen, one needs to know what information can be extracted from Western blots, appreciate how blots are generated, how they are analyzed, and how quantitative data can be derived from them.
The purpose of Western blots is to semi-quantitatively establish the amount of a given protein or its activated form in a tissue sample. Typically, the first step in the blotting processes involves solubilizing the proteins from a tissue with a detergent that not only releases the proteins from the tissue but imparts a negative charge to them. The solubilized proteins are them placed on the top a rectangular gel in indentations called wells. Most often samples from multiple treatment groups, which are to be compared, are loaded together on the same gel to facilitate comparisons. The gel, standing vertically in a tank, is subjected to an electric field with the positive electrode at the bottom, which pulls the negatively charged proteins through the gel (a process called electrophoresis). Since the gel is essentially a crisscrossed matrix with holes of varying sizes, the smaller proteins move fastest, producing a gradient of separated protein bands with the largest at the top and the smallest at the bottom. Once the separation is completed the gel is placed adjacent to a membrane, like nitrocellulose, and the gel-membrane is exposed to an electric field with the positive electrode on the side of the membrane opposite the gel. This moves the negatively charged proteins onto the membrane, which is mechanically stronger than the gel material, where they stick. The membrane is then incubated with an antibody (thus immunoblotting) specific to the protein of interest to which it binds. The antibody is directly or indirectly linked to a reagent that generates light in approximate proportion to the amount of antibody bound, and thus the amount of protein available to be bound. The amount of light in each protein band is then quantitated using a machine called a phosphoimager. This provides the actual data. Typically, quantitated data from several independent experiments are combined, graphed (usually bar graphs) and statistically analyzed to detect real differences in the amount of the protein of interest among treatment groups.
Timing of discovery and disclosure
In 2015, I received notice from the editor of The Journal of Pharmacology and Therapeutics (JPET) that there were questions regarding published Western blots in two papers. Specifically, it was alleged that Dr Kawas had cut and pasted images from multiple gels into what appeared to be single blots. When I learned of this, I did four things immediately. 1) I searched other papers that Leen coauthored for similar activity and found one more example of blot embellishment. I then informed the JPET. 2) I contacted my department chairman, Steve Simasko, of the issue as a means of informing WSU. 3) I called and informed John Fluke, the chairman of the board of then M3 Biotechnology, 4) I called and informed Jay Wright, the other co-founder of M3 Biotechnology and a coauthor on most of Leen’s papers. Unfortunately, no one including myself, multiple coauthors, numerous manuscript reviewers, and other members of the laboratory group had ever noticed the altered blots. A couple weeks later when Leen had returned from visiting family in Jordan, John Fluke and I met with Leen where she immediately admitted embellishing the blot pictures.

After discussions with Dr Simasko, John Fluke, and Jay Wright and based on our discussion with Leen it was decided to request from JPET the opportunity to summit new confirmatory data. In addition to informing the above-mentioned individuals it was necessary to involve members of my laboratory including, Kevin Church, now an Athira vice-president, who were charged with replicating studies relevant to Kawas et al., 2011. Those studies relevant to Benoist et al., 2014 were completed at Athira (M3 Biotechnology at the time). I asked Leen to have a scientist (Robert Taylor) at M3 repeat what I considered to be the most critical Dihexa study keeping herself separated both from the experiment and the data analysis and keeping Robert blind to the reason behind the request. As expected, the all the data was completely reproduced. This was no surprise since it had been reproduced in one form or another many times in my laboratory or at Athira as part of the drug development process and the identification of clinical leads.  These new Western blot data, as well as corroborating ELISA data, were then submitted to JPET on April 7, 2016.  I was surprised that they chose not to publish the new data even though our previous email communications suggested that they would (I possess the entire email stream documenting this interaction with JPET). Nevertheless, when I heard nothing back from them after the submission, I assumed they were satisfied, and the issue was closed.
Leen’s motivation for embellishing the blots
 My understanding of Leen’s motivation for altering the blots is completely based on my discussions with her. As stated above, Leen readily admitted that she had embellished the images and further explained that she was attempting to have the gel pictures more closely reflect the mean values of the actual data.   The bar graphs themselves depict the combined data from multiple replicates that have been quantitated by densitometry with a phosphoimager. Most importantly, there is no indication that these graphs were ever manipulated in any way. In fact, in many instances, I personally saw the quantitative data come off the phosphoimager, yielding data that was faithfully presented in the appropriate publications. As such, I am confident that the core quantitative data presented in the bar graphs in the papers in question is totally accurate and was not altered in any way.
I honestly don’t know where she got the idea this blot presentation method was accepted scientific practice.  All I can say is that my mentorship clearly failed Leen in this regard.
Relevance of the embellished blot pictures to the scientific conclusions of the papers
For many reasons, Leen’s embellishments of blot pictures, although totally inappropriate, were completely immaterial to the conclusions of any of the papers.
1)
The blot pictures are a pictural example of the quantitated densitometric data depicted in the bar graphs, which represent the real quantitative data, As stated above there is no indication that these ever altered in any way. No one I know develops an opinion on the effect of a treatment on a specific protein based on this single picture, they make it based on the bar graph that represents multiple replications and the variability of the data. In my mind the main purpose of the blot picture is to get a sense of quality of the methodology employed.

2)
None of Leen’s flagged papers rely solely on the Western blot data to draw the summary conclusion of the study. In each instance multiple methodologies were employed by multiple investigators and in some cases multiple laboratories. A case in point is the Benoist, Kawas et al, 2014 paper, which is arguably the most significant paper in Leen’s graduate career. This study involved four independent laboratories: mine doing the biochemistry, Jay Wright’s doing the behavior, Suzy Appleyard’s doing the electrophysiology, and Gary Wayman’s doing the cell work and imaging. All four laboratories, utilizing wildly diverse methodologies but Identical reagents, generated the exact same experimental outcomes and conclusions. Thus, it is inconceivable that any embellishment by Leen had any impact on the conclusions of her work, its validity, or the validity of entire study. Such a conclusion is factually indefensible.

3)
Athira has repeated the Benoist study in some form countless times. In fact, Dihexa is used as the positive control in most if not all the past and ongoing screening of new HGF activators. This further validates both its activity and its mechanism of action.

Relevance of these embellishments to the current direction of Athira’s clinical programs
Athira’s flagship molecule for the treatment Alzheimer’s disease and Parkinson’ disease-related dementia is ATH 1017, a Dihexa prodrug, which is rapidly converted to the active Dihexa following subcutaneous injection. One of the predictions that could be made from some of Leen’s, and Caroline Benoist’s work is that Dihexa, the active form of ATH-1017, can rapidly augment the generation of synaptic connections. Further, these studies, extrapolated to the human clinical setting, would predict enhanced connectivity and improved communication among nerve cells in patients receiving ATH-1017. This predication has been borne out in Athira’s completed Phase 1a/1b trial where Alzheimer’s patients exhibited dramatically improved information flow in their brains based on P300 measurements. P300 basically assesses the speed of information flow from one area of the brain to others. Not surprisingly this process is slowed in Alzheimer’s patients. ATH-1017 treatment for 8 days increased information flow to near control levels. These results not only speak to the therapeutic potential of ATH-1017 but directly validate the conclusions of Leen’s work in a real world and meaningful setting.
Leen’s Essential Role at Athira:
I co-founded M3 Biotechnology (“M3”) in March 2011 with my colleague at WSU, Dr. John (Jay) Wright.  After two years of the company being static under a previous CEO and because of her research, problem solving, and organizational capabilities we asked Dr. Kawas to join M3 as vice president of research. Based on her excellent performance we promoted her to be M3’s Chief Executive Officer in January of 2014. Although both Jay Wright and I knew at the time that Leen had superior abilities, it wasn’t until later, after the company became operative and moved through the pre-clinical and clinical phases of drug development, that we  became aware that she is a truly singular talent. Her abilities to multi-task, to quickly become expert in new knowledge areas, to think both creatively and realistically, and most importantly to lead a skilled and diverse team to achieve potentially societal-altering goals is breathtaking.
 Leen, working alone in Seattle, found both investors and advisors to help get the company off the ground and move this promising technology toward patients. Leen was driving back and forth between Pullman and Seattle on regular basis in a junker of a car, so we helped her get something new and safer. During that first year she had over 700 meetings and raised our first $1M. Thanks to her superhuman efforts, M3 was off the ground. She continued to make connections and raise additional funds over subsequent years.
From the beginning she was insistent that we expand the chemistry program to produce superior forms of Dihexa with better drug characteristics. It was her vison and drive alone that to the discovery of ATH-1017, Fosgonimotone, the prodrug form of Dihexa.
It was Leen’s leadership and attention to detail that shepherded the first IND through the FDA without any comments, thus cementing a great relationship with the FDA. She and Xue Hua, Athira’s past Vice President of Clinical Trials, Research crafted our unique and effective preclinical and clinical strategies. This included the innovative use of EEG and ERP in the initial trials and the bold inclusion of Alzheimer’s patients in the Phase1a/1b trial. Again, it was Leen and Xue who drove the actual design, execution, and analysis of the 1a/1b trials. Together these bold moves, which are the direct result of Leen’s vision, creativity, and courage, massively accelerated the drug development path.
Leen almost single-handedly captained the successful series A and B fundraising rounds enabling Athira to move into more advanced and potentially pivotal trials. Many world-class series B investors invested in Leen as much as they invested in ATH-1017 because they knew that she would see ATH-1017’s development through to a successful conclusion. She and Xue also augmented Athira’s coffers with grants, providing non-dilutive capital.
Leen and Xue have had their hands on every aspect of the latest trials and have championed the successful and innovative patient centered design.
Athira’s conversion to a public company and a very successful IPO are completely attributable to Leen efforts. Her competent interactions with the board, bankers, attorneys, and the SEC were essential to making the public offering successful.
Perhaps even more important than her accomplishments on behalf of Athira is the culture of openness and cooperation she nurtured as CEO, treating all employees as essential contributors to a world-altering activity.
 Finally, it needs to be noted that she did all this as an immigrant, minority woman with her first venture. To say that her performance has been nothing short of amazing is an understatement.
Conclusion
Leen’s gel picture embellishments have been blown way out of proportion to their significance and in no way discount the scientific validity of her work and the subsequent development of ATH-1017 at Athira.  This judgement is based on a plethora of corroborating evidence produced by other laboratories and at Athira. This was simply a foolish error of judgement by a young graduate student who mistakenly thought that her activity was appropriate. In my view, Leen is a scientist of impeccable integrity with unmatched intelligence, creativity, drive, and business judgment as evidenced by her exemplary role as CEO at Athira.
I vehemently disagree with the decision of Athira’s board to dismiss Leen over a misstep taken as a young graduate student almost a decade ago and something that had no bearing on her impeccable performance as Athira’s CEO. In my mind, the entire situation regarding the blot pictures was a mountain out of a molehill; something I have articulated many times. Leen is truly a singular talent whose capabilities are simply not replaceable. Thus, the expertise and vision that Athira has lost with her dismissal, in my opinion, casts doubt on Athira’s future.

/s/ Joseph W. Harding
Joseph W. Harding, PhD March 29, 2022
Professor Emeritus
Department of Integrative Physiology and Neuroscience
Washington State University